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17009595

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 31 2017

SEC FILE NUMBER
8-20955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gregory J. Schwartz & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3707 West Maple Road
(No. and Street)

Bloomfield Hills	MI	48301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward A. Schwartz (248) 644-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward A. Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gregory J. Schwartz & Co., Inc, as of March 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GABRIEL BESHARA NOTARY PUBLIC COUNTY OF OAKLAND My Comm. Expires March 24, 2021 Acting in the County of Oakland STATE OF MICHIGAN

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Gregory J. Schwartz & Co., Inc.

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. as of March 31, 2017, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 23, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423
330 E. Northwest Hwy | Mt. Prospect, IL 60056

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS

Cash and cash equivalents	$ 1,624,419
Commissions receivable	1,123,692
Receivable from broker/dealers	582,358
Securities owned, at fair value	132
Related party receivables	11,997
Other assets	31,391
TOTAL ASSETS	$ 3,373,989

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,877
Commissions and other compensation payable	2,275,817
Profit sharing contribution payable	189,377
Total Liabilities	$ 2,467,071
SHAREHOLDER'S EQUITY	
Common stock	$ 14,000
Additional paid-in capital	446,000
Retained earnings	446,918
Total Shareholder's Equity	$ 906,918
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,373,989

The accompanying notes are an integral part of this financial statement.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED MARCH 31, 2017

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization - Gregory J. Schwartz & Co., Inc. (the "Company") was incorporated in the state of Michigan on August 4, 1976. The Company is a wholly-owned subsidiary of Schwartz Holdings, LLC. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities are the sale of securities and providing investment advice.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units on contingent offerings is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Securities owned - Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit.

Cash Equivalents - For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 1 - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES - *(Continued)*

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 2 - FAIR VALUE MEASUREMENT - *(Continued)*

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Level 1 inputs have been applied to value certain assets included in receivable from broker/dealers on the statement of financial condition. In addition, Level 1 inputs have been used to value securities owned, which consist of equity securities.

No valuation techniques have been applied to all other assets and liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historical values.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2017, the Company's net capital and required net capital were $413,921 and $164,471 respectively. The ratio of aggregate indebtedness to net capital was 596%.

NOTE 4 - INCOME TAXES

The Company accounts for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2014.

NOTE 5 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2017, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 per share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

NOTE 6 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. The plan includes a provision under Internal Revenue Code Section 401(k) whereby participants may contribute to the plan. The Company makes a 3% minimum safe harbor contribution based on participant eligibility and gross wages. The Company contributions for the profit-sharing and employer matching portion totaled $138,950 for the year ended March 31, 2017.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

NOTE 7 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

In order to execute and process the aforementioned, as well as other securities transactions, the Company, in February 2016, renewed an agreement with another broker/dealer (Clearing Broker/Dealer) which stays in effect through July, 2022 (initial term), whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/Dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/Dealer. The customer accounts are therefore maintained and recorded in the books and records of the Clearing Broker/Dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to ensure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement also states that the minimum revenue requirement per calendar quarter to the Clearing Broker/Dealer is $9,000 and, should the Company terminate the agreement, the Company must pay $3,000 for every month remaining in the initial term or any renewal term. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 8 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Schwartz Holdings, LLC (SH LLC). Through common ownership the Company is also affiliated with Bloomfield Town Center, LLC (BTC), Schwartz Land Company, LLC (doing business as Offices at Maple/Lahser), Schwartz Financial Group, Inc. (SFG), AHSFGI, LLC, Schwartz Benefit Services, LLC, Schwartz Investment Counsel, Inc., Stag Group, LLC, AGW Associates, and The B.A.C.O.N. Investment Club L.L.C. In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

During the year ended March 31, 2017, the Company paid $234,708 to SH LLC for lease of its premises. The payments for the lease are made by SH LLC to BTC. The lease agreement is month-to-month.

The Company paid an officer and shareholder of the Company $12,000 for the use of office space during the year ended March 31, 2017. The lease terms are month-to-month.

The Company received $195,485 from affiliated companies for reimbursements of clerical and other payroll related expenses incurred on their behalf during the year ended March 31, 2017. These reimbursements are included in the statement of income in compensation expense and other expense.

During the year ended March 31, 2017, the Company earned $52,812 in commissions for sales of the Ave Maria family of funds shares. Of that amount, $13,320 was receivable at March 31, 2017 and is included in "Commissions receivable" on the statement of financial condition. Ave Maria Funds are mutual funds managed by Schwartz Investment Counsel, Inc. In addition, the Company earned $16,202 in fees from The Stag Group LLC. Of that amount, $16,202 was receivable at March 31, 2017 and is included in "Commissions receivable" on the statement of financial condition.

NOTE 8 - RELATED PARTY TRANSACTIONS - *(Continued)*

Effective March 1, 2010 (and amended June 26, 2014), the Company entered into an expense sharing agreement with SH LLC. According to terms of the agreement, SH LLC will provide the Company with certain management and consulting services. In addition, SH LLC will pay certain overhead expenses on behalf of the Company. In return for these services, the Company has agreed to pay fees and other reimbursements to SH LLC. This agreement may be terminated with or without cause by either party with written notification. Included on the Statement of Operations is $1,135,831 paid to SH LLC under this agreement, as follows:

Occupancy	$ 234,708
Communications	130,798
Travel and promotion	198,444
Management fees	402,000
Other	169,881
Total	$ 1,135,831

NOTE 9 - CONTINGENCY

In June 2016, the Company underwent a FINRA audit. FINRA noted three deficiencies in their report. The Company believes it has resolved most of the deficiencies, and is working on the necessary improvements for the remaining deficiencies. FINRA enforcement has not contacted the Company or assessed any fines or penalties as of May 23, 2017. As of March 31, 2017, no amount has been accrued.

NOTE 10- COMPARISON OF ORIGINALLY FILED AND AMENDED YEAR END FOCUS IIA

The Company originally filed their year-end FOCUS IIA showing an ending net capital of $532,558. The Company filed an amended year-end FOCUS IIA on May 23, 2017 showing an ending net capital of $413,921. The entire difference of $118,637 is an adjustment to accrued expenses.

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors
Gregory J. Schwartz & Co., Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Gregory J. Schwartz & Co., Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Gregory J. Schwartz & Co., Inc. (the "Company") for the year ended March 31, 2017, solely to assist you and SIPC in evaluating Gregory J. Schwartz & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2017 with the Total Revenue amounts reported in Form SIPC-7 for the year ended March 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 23, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 E. Northwest Hwy I Mt. Prospect, IL 60056

GREGORY J. SCHWARTZ & CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2017

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 12,518
Less Payments Made:		
Date Paid	Amount	
10-26-2016	$ 5,895	$ 5,895
Interest on late payments(s)		
Total Assessment Balance and Interest Due		$ 6,623
Payment made with Form SIPC 7		$ 6,623

GREGORY J. SCHWARTZ & CO., INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED MARCH 31, 2017

Total Revenue	$ 10,307,288
Additions:	
Net loss from securities in investment accounts	173
Total Additions	$ 173
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	5,223,584
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	67,559
40% of margin interest earned on customer securities accounts	9,150
Total Deductions	$ 5,300,293
SIPC NET OPERATING REVENUES	$ 5,007,168
GENERAL ASSESSMENT @ .0025	$ 12,518

See Report of Independent Registered Public Accounting Firm